

Mail Stop 3030

July 21, 2016

Via E-mail
Michael P. Henighan
Chief Financial Officer
WaferGen Bio-systems, Inc.
34700 Campus Drive
Fremont, California 94555

   Re: **WaferGen Bio-systems, Inc.**
      Preliminary Proxy Statement on Schedule 14A
      Response Dated July 11, 2016
      File No. 001-36601

Dear Mr. Henighan:

   We have reviewed your July 11, 2016 letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Our references to prior comments are to comments in our June 29, 2016 letter.

Proxy Statement

1. We note your responses to prior comments 2 and 4. Please file a revised preliminary proxy statement to include a sensitivity analysis demonstrating the effect on the consideration per share of a reasonable range of potential values for each variable that will determine such consideration. Ensure that your disclosed sensitivity analysis presents intervals within the reasonable range of potential values that provide investors adequate information regarding the reasonable outcomes. Include in your disclosure an explanation of how you determined that the range selected for each variable is reasonable, and include with your disclosure on the proxy statement cover mentioned in your response to prior comment 1 the reasonable range of per share consideration amounts and a representation that, if the actual consideration per share falls outside this range, you will resolicit shareholder votes. Also revise your disclosure to remove any implication that you have not presented a reasonable range of potential outcomes; we

note for example your statement on page 58 that the information presented is "not intended to, nor is it likely that [it] will, accurately reflect" the consideration and reductions.

<u>Certain WaferGen Financial Information Provided to Torreya, page 41</u>

2.   We note your response to prior comment 3. Please disclose all material assumptions, not just the "examples" on page 42. Ensure that your revised disclosure clearly presents the basis for and limitations of the projections. Also, please tell us whether actual results to date are consistent with the assumptions made at the time that the projections were developed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement <u>from the company</u> acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Mark R. Busch
       K&L Gates LLP